ENTERPRISE FINANCIAL SERVICES CORP
150 North Meramec
Clayton, Missouri 63105

January 8, 2018

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Enterprise Financial Services Corp
Withdrawal of Acceleration Request
Registration Statement on Form S-4/A (Amendment No. 1)
File No. 333-228751
Dear Sir/Madam:
Reference is made to our letter, filed as correspondence via EDGAR on December 31, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 2, 2019 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time as a result of the shutdown of the United States federal government, including the U.S. Securities and Exchange Commission, through the date of this letter. We hereby formally withdraw such request for acceleration of the effective date of the Registration Statement.

If you have any questions regarding this request, please telephone Paul Jaskot at (215) 252-9539, or in his absence, Sahar Shirazi at (212) 513-3402 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Keene S. Turner
Keene S. Turner
Executive Vice President and
Chief Financial Officer